Exhibit 1

AudioCodes Press Release

PRESS RELEASE

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2022 Results and Declares Semi-Annual Dividend of 18 cents per share

Lod, Israel – August 2, 2022 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 12.9% year-over-year to $68.4 million.
•	Quarterly service revenues increased by 21.9% year-over-year to $27.8 million.
•	GAAP results:
o	Quarterly GAAP gross margin was 65.1%;
o	Quarterly GAAP operating margin was 11.6%; and
o	Quarterly GAAP net income was $6.9 million, or $0.21 per diluted share.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 65.6%;
o	Quarterly Non-GAAP operating margin was 17.4%; and
o	Quarterly Non-GAAP net income was $11.3 million, or $0.34 per diluted share.
•	Net cash provided by operating activities was $4.8 million for the quarter.

•	AudioCodes repurchased 374,479 of its ordinary shares during the quarter at an aggregate cost of $8.3 million.

AudioCodes Reports Second Quarter 2022 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the second quarter ended June 30, 2022.

Revenues for the second quarter of 2022 were $68.4 million compared to $60.6 million for the second quarter of 2021.

Net income was $6.9 million, or $0.21 per diluted share, for the second quarter of 2022 compared to $8.2 million, or $0.24 per diluted share, for the second quarter of 2021.

On a Non-GAAP basis, net income was $11.3 million, or $0.34 per diluted share, for the second quarter of 2022 compared to $12.7 million, or $0.37 per diluted share, for the second quarter of 2021.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses (income). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $4.8 million for the second quarter of 2022. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $138.5 million as of June 30, 2022 compared to $174.8 million as of December 31, 2021. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter of 2022.

“I am pleased to report solid financial results for the second quarter of 2022, growing top line revenue 12.9% year-over-year,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

Overall, we experienced strong market demand for our products and services as we continued to successfully execute on key strategic priorities in the UCC and Customer Experience (CX) markets and accelerated the transition to software products and recurring subscription services.

AudioCodes Reports Second Quarter 2022 Results	Page 2 of 10

AudioCodes Press Release

Microsoft business as a whole grew above 20% year over year and Zoom phone business grew more than 50%. AudioCodes Live for Microsoft Teams managed services continued to grow and reached a level of $24 million ARR, a 100% growth over the year ago quarter. We on-boarded a number of seven-figure Live projects in the second quarter, with the Total Contract Value (TCV) for our Live projects exceeding $60 million in total.

In CX, we saw a nice rebound this quarter with the business up more than 20%, propelled by the ongoing contact center digital transformation to the cloud and healthy spending environment. Services business continued to grow at a nice pace, up over 20% year-over-year, driven primarily by professional services and AudioCodes Live managed services, reaching a level of above 40% of total company revenue.

Despite an uncertain macro environment, we are executing according to plan and controlling our cost structure. As we see new growth opportunities emerging in our core markets and capitalize on our strong portfolio of technologies and solutions and our growing F500 enterprise customer base, we are determined to increase our investments in both R&D and our customer-facing talent. While we continue to be impacted by supply chain disruptions, we believe this is a short-term phenomenon that should alleviate in coming quarters. Lastly, upsell of new voice.ai-related applications continues to take shape, with attach rates improving, and we have a number of exciting products and partnerships launching in the second half of the year,” concluded Mr. Adlersberg.

Share Buy Back Program

During the quarter ended June 30, 2022, the Company acquired 374,479 of its ordinary shares under its share repurchase program for a total consideration of $8.3 million.

In June 2022, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through December 12, 2022.

As of June 30, 2022, the Company had $35 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.7 million. The dividend is payable on August 31, 2022, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 17, 2022.

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AudioCodes Press Release

In accordance with Israeli tax law, the dividend is subject to withholding tax at the source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's second quarter of 2022 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Second quarter of 2022 earnings call supplementary slides are available at AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports Second Quarter 2022 Results	Page 4 of 10

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2022 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2022 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,246	$79,423
Restricted cash	-	5,100
Short-term and restricted bank deposits	5,207	220
Short-term marketable securities and accrued interest	1,658	669
Short-term financial investments	15,730	-
Trade receivables, net	45,928	48,956
Other receivables and prepaid expenses	9,605	9,197
Inventories	27,709	23,988
Total current assets	141,083	167,553

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term Trade receivables	10,401	-
Long-term marketable securities and accrued interest	80,318	89,307
Long-term financial investments	270	-
Deferred tax assets	10,632	8,905
Operating lease right-of-use assets	16,130	16,457
Severance pay funds	18,668	22,724
Total long-term assets	136,513	137,487

PROPERTY AND EQUIPMENT, NET	4,040	4,394

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,528	39,930

Total assets	$321,164	$349,364

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$7,438	$7,863
Other payables and accrued expenses	39,839	38,350
Deferred revenues	40,984	41,591
Short-term operating lease liabilities	7,370	8,139
Total current liabilities	95,631	95,943

LONG-TERM LIABILITIES:
Accrued severance pay	$18,242	$22,895
Deferred revenues and other liabilities	15,732	13,637
Long-term operating lease liabilities	8,746	11,391
Total long-term liabilities	42,720	47,923

Total shareholders’ equity	182,813	205,498
Total liabilities and shareholders' equity	$321,164	$349,364

AudioCodes Reports Second Quarter 2022 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenues:
Products	$79,406	$74,813	$40,586	$37,792
Services	55,311	44,600	27,774	22,783
Total Revenues	134,717	119,413	68,360	60,575
Cost of revenues:
Products	30,118	26,970	15,843	13,434
Services	15,729	10,112	8,007	5,081
Total Cost of revenues	45,847	37,082	23,850	18,515
Gross profit	88,870	82,331	44,510	42,060
Operating expenses:
Research and development, net	29,941	24,772	14,959	12,725
Selling and marketing	34,372	29,679	17,084	15,203
General and administrative	8,583	7,625	4,545	4,000
Total operating expenses	72,896	62,076	36,588	31,928
Operating income	15,974	20,255	7,922	10,132
Financial income (expenses), net	1,851	996	841	(582)
Income before taxes on income	17,825	21,251	8,763	9,550
Taxes on income, net	(2,281)	(3,018)	(1,827)	(1,310)
Net income	$15,544	$18,233	$6,936	$8,240
Basic net earnings per share	$0.49	$0.55	$0.22	$0.25
Diluted net earnings per share	$0.47	$0.53	$0.21	$0.24
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,019	32,875	31,809	32,745
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,800	34,086	32,518	33,972

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net income	$15,544	$18,233	$6,936	$8,240
GAAP net earnings per share	$0.47	$0.53	$0.21	$0.24
Cost of revenues:
Share-based compensation (1)	174	154	125	78
Amortization expenses (2)	380	136	190	68
	554	290	315	146
Research and development, net:
Share-based compensation (1)	1,887	1,242	728	665
Deferred payments expenses (3)	250	-	125	-
	2,137	1,242	853	665
Selling and marketing:
Share-based compensation (1)	3,151	2,845	1,712	1,545
Amortization expenses (2)	22	8	11	2
Deferred payments expenses (3)	250	-	125	-
	3,423	2,853	1,848	1,547
General and administrative:
Share-based compensation (1)	2,522	2,112	1,354	1,078
Other Income (4)	(810)	-	(405)	-
	1,712	2,112	949	1,078
Financial expenses (income):
Exchange rate differences (5)	(1,215)	(982)	(495)	548

Income taxes:
Deferred tax (6)	353	1,669	940	450
Non-GAAP net income	$22,508	$25,417	$11,346	$12,674
Non-GAAP diluted net earnings per share	$0.67	$0.73	$0.34	$0.37
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	33,558	34,587	33,332	34,464

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expense.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$15,544	$18,233	$6,936	$8,240
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,464	1,158	722	599
Amortization of marketable securities premiums and accretion of discounts, net	793	741	433	612
Increase (decrease) in accrued severance pay, net	(597)	(992)	91	(692)
Share-based compensation expenses	7,734	6,353	3,919	3,366
Decrease in deferred tax assets, net	237	1,647	887	440
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	2	23	83	92
Gain derived from financial investments	(330)	-	(261)	-
Decrease in operating lease right-of-use assets	3,142	3,862	1,792	2,083
Decrease in operating lease liabilities	(6,229)	(4,607)	(2,023)	(120)
Changes in IIA settlement liability, net	-	(59)	-	330
Increase in trade receivables, net	(7,373)	(2,485)	(6,199)	(813)
Decrease (increase) in other receivables and prepaid expenses	(1,220)	797	(87)	(45)
Decrease (increase) in inventories	(3,850)	3,954	(2,437)	2,928
Increase (decrease) in trade payables	(425)	(4,368)	1,421	(3,836)
Increase (decrease) in other payables and accrued expenses	(4,799)	232	403	2,941
Increase (decrease) in deferred revenues	1,663	5,589	(862)	933
Net cash provided by operating activities	5,756	30,078	4,818	17,058

Cash flows from investing activities:
Proceeds (investment) from short-term deposits, net	(4,987)	84,303	10	147
Proceeds from redemption of marketable securities	1,123	1,053	1,123	1,053
Purchase of marketable securities	-	(17,525)	-	(3,211)
Proceeds from sale of marketable securities	-	510	-	510
Purchase of financial investments	(15,670)	-	(270)	-
Net cash paid in acquisition of subsidiary	(100)	-	-	-
Purchase of property and equipment	(579)	(416)	(289)	(313)
Net cash provided by (used in) investing activities	(20,213)	67,925	574	(1,814)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(29,169)	(17,351)	(8,300)	(7,096)
Repayment of bank loans	-	(600)	-	(300)
Cash dividends paid to shareholders	(5,832)	(5,302)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	181	737	176	325
Net cash used in financing activities	(34,820)	(22,516)	(8,124)	(7,071)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(49,277)	75,487	(2,732)	8,173
Cash, cash equivalents and restricted cash at beginning of period	84,523	46,034	37,978	113,348
Cash, cash equivalents and restricted cash at end of period	$35,246	$121,521	$35,246	$121,521

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